Exhibit 12.4

Ameren Energy Generating Company Computation of Ratio of Earnings to Fixed Charges (Thousands of Dollars, Except Ratios)

	6 Months Ended	Year Ended
	June 30,	December 31,
	2008	2007
Net income from continuing operations	$120,456	$124,894
Less- Change in accounting principle	-	-
Add- Taxes based on income	71,397	77,799
Net income before income taxes and change in accounting principle	191,853	202,693

Add- fixed charges:
Interest on long term debt (1)	24,990	54,783
Estimated interest cost within rental expense	85	164
Amortization of net debt premium, discount, and expenses	343	586

Total fixed charges	25,418	55,533

Earnings available for fixed charges	$217,271	$258,226

Ratio of earnings to fixed charges	8.54	4.64

(1) Includes FIN 48 interest expense